UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Capital Federal
Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

City of Buenos Aires, July 27, 2020

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing in order to comply with section 2, Chapter I, Title XII of the CNV Rules (2013 revised version).

In this regard, we inform that today the Board of Directors of the Company accepted the resignation submitted by Mr.  Franklin Lee Feder to his position as director and chairman of the Board of the Company effective as from today, thanking for his contribution to the Company’s business.

Also, in light of the above-mentioned resignation, the meeting of the Board of Directors held today resolved to reassign the positions in the Board, and appointed Mr. Flávio Mendes Aidar as Chairman, and kept Mr. Sergio Damián Faifman in his position as Vice Chairman.  Therefore, the Board is now composed as follows:

Chairman:	Flávio Mendes Aidar
Vice Chairman:	Sergio Damián Faifman
Principal Directors:	Luiz Augusto Klecz
Paulo Diniz
Carlos Boero Hughes
Diana Elena Mondino
Sergio Daniel Alonso
César Javier Graña

Sincerely,

______________________
Marcos Isabelino Gradin
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: July 27, 2020	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Offic